UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549


                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                        (Amendment No. _________)*


         Bellweather Exploration Company New
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                             (Name of Issuer)


         Common Stock
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                      (Title of Class of Securities)


                                  079895207
                       ---------------------------
                              (CUSIP Number)



         Check the following line if a fee is being paid with this settlement _X_. (A fee is not required only if the filing person:
         (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 079895207         13G                   Page 2 of 5


         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Shawmut National Corporation (#06-1212629)
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         2.   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
                                                                (a) _____

                                                                (b) __X__
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         3.   SEC USE ONLY


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         4.   CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Connecticut/United States of America
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                        5.   SOLE VOTING POWER
         NUMBER OF               200,000 Shares
         SHARES
         -------------------------------------------------------
         BENEFICIALLY   6.   SHARED VOTING POWER
         OWNED BY                      0 Shares
         EACH
         -------------------------------------------------------
         REPORTING      7.   SOLE DISPOSITIVE POWER
         PERSON                  200,000 Shares
         WITH
         -------------------------------------------------------
                        8.   SHARED DISPOSITIVE POWER
                                       0 Shares
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         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              200,000 Shares
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         10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*

              No
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         11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              40.9%
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         12.  TYPE OF REPORTING PERSON*

              HC, BK
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                  * SEE INSTRUCTION BEFORE FILLING OUT!

         Item   1(a).   Name of Issuer.

                        Bellwether Exploration Company New

         Item   1(b).   Address of Issuer's Principal Executive Offices.

                        1211 Lamar Street STE 1600
                        Houston, TX  77067


         Item   2(a).   Name of Person Filing.

                        Shawmut National Corporation

         Item   2(b).   Address of Principal Business Office.

                        777 Main Street, Hartford, CT  06115

         Item   2(c).   Citizenship.

                        United States of America

         Item   2(d).   Title of Class of Securities.

                        Common Stock

         Item   2(e).   CUSIP Number.

                        079895207


         Item   3.      Statements Filed Pursuant to Rule 13d-1(b) or
                        13d-2(b).

                        The person filing is a:

                        (b) X Bank has defined in Section 3(a)(b) of the Act

                        (g) X Parent Holding Company, in accordance with s240.13d-1(b)(ii)(G)


         Item   4.      Ownership.  (See Item 6)

                        (a) Amount beneficially owned (as of September 30, 1994: 200,000 shares.)

                        (b)  Percent of class:  40.9%

                        (c) Number of shares as to which such person has:

                             (i)    Sole power to vote or to direct the
                                    vote                200,000  shares

                             (ii)   Shared power to vote or to direct the
                                    vote                      0  shares

                             (iii)  Sole power to dispose or to direct the
                                    disposition of       200,000 shares

                             (iv)   Shared power to dispose on to direct
                                    the disposition of         0 shares


         Item   5.      Ownership of Five Percent or Less of a Class.

                        Not applicable


         Item   6.      Ownership of More Than Five Percent on Behalf of
                        Another Person.

                        All of the shares reported as beneficially owned under Item 4(a), above, are held by the Bank in a fiduciary capacity. Shares are held by the Bank as trustee, and/or Co-Trustee, for the benefit of other persons who have the right to receive dividends and the proceeds from the sale of such shares.


         Item   7.      Identification and Classification of the
                        Subsidiary Which Acquired the Security Being
                        Reported on by the Parent Holding Company.

                        Shawmut Bank, N.A. (BK)
                        Shawmut Bank Connecticut, N.A. (BK)
                        Shawmut National Trust Co. (00)


         Item 8. Identification and Classification of Members of the Group.

                        Not applicable.

         Item   10.     Certification.

                        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                 SIGNATURE


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                       SHAWMUT NATIONAL CORPORATION



         Date:  October 11, 1994  By  (Gunnar S. Overstrom)  President/COO
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                                            (Name)              (Title)